Mail Stop 3561

August 3, 2007

BY U.S. MAIL

Christopher Wood
Chief Executive Officer
Wako Logistics Group, Inc.
200 Howard Avenue
Suite 232
Des Plaines, Illinois 60018

> **Re: Item 4.01 Form 8-K**
> **Filed July 24, 2007**
> **File No. 113564**

Dear Mr. Wood:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 of Form 8-K

1. We note that you engaged Mazars CPA Limited (Mazars) to serve as your principal auditor on July 20, 2007. The audit firm Mazars is not recognized by the staff of the

Wako Logistics, Inc.
August 3, 2007

SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC

financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.

We may be unable to accept a report issued by Mazars until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Mazars should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Mazars plans to complete this process.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Wako Logistics, Inc.
August 3, 2007

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

        You may contact the undersigned below at (202) 551-3307, or in her absence to Mr. Robert Benton, Senior Staff Accountant, at (202) 551-3804, if you have questions regarding the above matters.

                                Sincerely,

                                Theresa A. Messinese
                                Staff Accountant